                    U.S. Securities and Exchange Commission

                            Washington, D.C.  20549

                             FORM 10-SB/A AMENDMENT

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Pacific Development Corporation
               ----------------------------------------------
               (Name of Small Business Issuer in its charter)


          Colorado                                       84-1209978
-------------------------------              -----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


9903 Santa Monica Boulevard, Suite #564

      Beverly Hills, California                              90212
----------------------------------------                   ----------
(Address of principal executive offices)                   (Zip Code)


Issuer's telephone number, (310) 470-2431


Securities to be registered under Section 12(b) of the Act:

     Title of each class                        Name of each exchange on which
     to be so registered                        each class is to be registered

None
--------------------------------------          --------------------------------

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value
---------------------------------------------------------------------
                                      (Title of class)
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ITEM 1.  DESCRIPTION OF BUSINESS.

         (A)     BUSINESS DEVELOPMENT.


         Pacific Development Corporation, formerly Tamaron Oil & Gas, Inc. (the "Company"), was organized under the laws of the State of Colorado on September 21, 1992, to be the successor to a corporation also named "Tamaron Oil & Gas, Inc.," which was dissolved by the Colorado Secretary of State in 1990. The predecessor corporation named "Tamaron Oil & Gas, Inc." ("Tamaron") was organized under Colorado law on October 6, 1982. The name of the Company was changed to "Pacific Development Corporation" and the number of its authorized shares of common stock, $.001 par value per share (the "Common Stock"), was increased from 20,000,000, to 100,000,000, shares of Common Stock on August 14, 1995. The Company's executive offices are presently located at 9903 Santa Monica Boulevard, Suite #564, Beverly Hills, California 90212, and its telephone number is (310) 470-2431.



         Messrs. Donald P. Dizon, Milton R. Polland and Francis S.K. Liu were elected to be directors of the Company to fill the vacancies in the Board of Directors created by the resignations of Mr. Irwin Krushansky and his wife and son, Ms. Helen S. and Mr. Robert A. Krushansky, at the 1995 Annual Meeting of the Shareholders of the Company (the "1995 Annual Meeting") held on August 10, 1995. At the regular meeting of the Board of Directors of the Company held after the 1995 Annual Meeting, Messrs. Dizon, Polland and Liu were elected to be executive officers of the Company to fill the vacancies in the executive offices of President, Secretary and Treasurer of the Company created by the resignations of Messrs. Irwin and Robert A. Krushansky. (See Item 5. "Directors, Executive Officers, Promoters and Control Persons" on page 12 of this Form 10-SB/A Amendment.) Messrs. Irwin and Robert A. Krushansky and Ms. Helen S. Krushansky resigned their positions with the Company and Messrs. Dizon, Polland and Liu were elected to replace them because the new members of management were willing, and believed to be in a better position than prior management, to assume responsibility for furnishing financial support to the Company, searching for business opportunities for the Company and obtaining an attractive candidate(s), together with new management, for a business
combination with the Company.   While Messrs. Dizon, Polland and Liu have no
record or beneficial ownership interest in the Company as of the date hereof, it is anticipated that each of said individuals will receive such number of restricted shares of the Company's Common Stock, determined to be fair and reasonable to the Company, at such time as the Company consummates a business combination with an operating company, or otherwise obtains assets via the consummation of a business opportunity with a company, identified by them.


         Mr. Irwin Krushansky, who served as the President and a director of the Company from September 1994 through August 10, 1995, served as the President and a director of Tamaron during the period from 1982 through 1987. Mr. Krushansky is the record and/or beneficial owner, as a result of his individual record ownership of 200,000 shares of the Company's Common Stock and the record ownership of Irwin Management Corp., a corporation 100%-owned by him, of 700,000 shares of Common Stock, of a total of 900,000 shares of the Company's Common Stock, representing 20.6% of the total number of shares of Common Stock of the Company issued and outstanding as of the date hereof.
Mr. Krushansky's percentage record and beneficial ownership interests in the Company and Tamaron are identical. This is because the 4,363,380 shares of the Company's Common Stock issued and outstanding as of the date hereof were distributed on the basis of one share of Common Stock of the Company for each share of common stock of Tamaron owned of record by each former Tamaron shareholder, including Mr. Krushansky and Irwin Management Corp., prior to Tamaron's dissolution.






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
         On July 6, 1984, Tamaron received gross and net proceeds in the amounts of $230,000 and $182,127, respectively, from an intrastate offering, pursuant to a disclosure document filed with the Division of Securities of the State of Colorado which became effective on January 9, 1984, of 23,000,000 shares of common stock at an offering price of $.01 per share. Tamaron was listed in Moody's Investor Services in July 1984 and its common stock traded over-the-counter in the "pink sheets" from July 1984 through August 1988.


         Until 1985, Tamaron conducted business as an independent oil and gas corporation engaged in the exploration for and development of oil and gas primarily in the States of Colorado and Kansas. On October 15, 1985, the Tamaron shareholders approved a one-for-twenty-five reverse split in Tamaron's common stock. After the reverse split, Tamaron had 4,363,380 shares of common stock issued and outstanding. On November 25, 1985, Tamaron acquired all of the issued and outstanding shares of common stock of American General Homes, Inc. (formerly "Sikes Jones Company"), a privately-held real estate development company, in exchange for the issuance of a total of 2,550,000 restricted shares of Tamaron's common stock and 2,000,000 shares of preferred stock convertible into common stock on a two-for-one basis. Because of the failure of American General Homes, Inc., to perform as anticipated, the transaction was rescinded in March 1986. In 1989, Tamaron ceased all business activities and became inactive. Also in 1989, the Secretary of State of Colorado dissolved Tamaron for failure to file its bi-annual corporate report and pay the related fee.



         After the dissolution on January 1, 1990, by the Colorado Secretary of State of the first corporation organized under the name of "Tamaron Oil & Gas, Inc.," on October 6, 1982, the surviving entity commenced business operations on a limited scale in searching for business opportunities under the form of business organization of a general partnership organized under Colorado law. The general partnership, which was formed in Colorado by operation of law on January 1, 1990, is referred to throughout this Form 10-SB/A Amendment as the "Tamaron Oil & Gas Partnership." The Tamaron Oil and Gas Partnership conducted limited business activities during the period from the date of dissolution of the first corporation in 1990 until the organization of the second corporation under the name of "Tamaron Oil & Gas, Inc.," on September 21, 1992, as a successor to the first. The Company is the second corporation and operates currently under the name of "Pacific Development Corporation."


         Effective September 21, 1992, the date of its inception, the Company entered into an agreement with Irwin Management Corp. ("IMC"), a financial consulting firm solely-owned by Mr. Irwin Krushansky, the Company's and Tamaron's former President and director and the beneficial owner of 20.6% of the Company's issued and outstanding Common Stock, providing for the exchange of 4,363,380 newly-issued, restricted shares of Common Stock of the Company for the interests of all of the general partners (including IMC and Mr. Irwin Krushansky) in Tamaron Oil & Gas Partnership (the "Partnership"), the general partnership comprised of the former shareholders of Tamaron which existed during the period commencing with the dissolution of Tamaron and terminating with the organization of the Company as described in the paragraph hereinabove, and their certificates representing all 4,363,380 shares of common stock of Tamaron formerly issued and outstanding. On June 5, 1995, IMC distributed, via the Company's transfer agent, the shares of Common Stock of the Company to itself and the other general partners in the Partnership (including Mr. Irwin Krushansky), the former shareholders of Tamaron, pro rata on the basis of one share of Common Stock of the Company for each share of common stock of Tamaron owned of record by each of them prior to Tamaron's dissolution.

         The Company has generally been inactive, having conducted no business operations except a limited search for business opportunities, since its inception. The Company was organized on September 21, 1992, under the name of "Tamaron Oil & Gas, Inc.," the same name of its predecessor corporation dissolved by the Colorado Secretary of State in 1990, in order to maintain as much continuity as possible between the predecessor and the successor corporations. The





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Company's objective is to identify and evaluate merger or acquisition candidates and structure and consummate a merger with or acquisition of a privately-held company for the purpose of engaging in the business activities of the target company. The Company, in its efforts to identify and evaluate business opportunities, will not limit its search to any particular business or industry. There can be no assurance that a merger, acquisition or other business combination can be consummated with any candidate which might indicate interest in such a business combination with the Company. In this regard, the Company is no longer pursuing a potential business combination with the Zipper Bicycle Engine Division of Seismic Engineering, Inc. ("Zipper Bicycle"), San Diego, California, a private U.S. corporation engaged in the development, manufacture and marketing of a two-horsepower engine capable of propelling a bicycle, with which the Company had conducted preliminary negotiations. As of the date hereof, the Company has no business opportunities.

         Management is unable to predict whether or when, if ever, the Company will complete a merger or acquisition transaction or other business combination with a private company. In the event that the Company successfully concludes a merger, acquisition or other business combination, the Company will pursue the business activities of the target company. Further, because the business combination proposed with a private company will likely be structured so as to involve a change in control of the Company, it is probable that target company management will replace the Company's executive officers and directors and that the Company's business will be subject to control of target company management. In that event, Company shareholders will depend entirely upon the business judgment of the new members of management, with no information about their business backgrounds or their intentions with respect to the Company's operation. Messrs. Donald P. Dizon, Milton R. Polland and Francis S.K. Liu were elected to the Company's Board of Directors at the 1995 Annual Meeting of Shareholders to fill the vacancies in the Board of Directors created by the resignations of Messrs. Irwin and Robert A. Krushansky and Ms. Helen S. Krushansky. Further, at the regular meeting of the Board of Directors held after the 1995 Annual Meeting, Messrs. Dizon, Polland and Liu were elected to be executive officers of the Company. (See Item 5. "Directors, Executive Officers, Promoters and Control Persons.")

         Management intends to identify privately-financed entities currently conducting active operations in any one of a broad range of fields as candidates for a merger, acquisition or other business combination with the Company, giving no priority to any particular business or industry. Management believes any merger, acquisition or other business combination undertaken by the Company will be limited to privately-financed prospects because a merger with or acquisition of a private company is expected to be attractive to the owners thereof, primarily, because they will receive a controlling number of shares of common stock in a publicly-traded corporation in exchange for the outstanding securities or assets of their company for less cost than would be required for them to conduct an initial public offering. Depending upon, among other things, the target company's financial position and future business prospects, the Company's shareholders will in all likelihood hold no more than 5-10% of the Common Stock of the Company following any merger or acquisition. Accordingly, any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares of Common Stock held by the Company's then-shareholders.

         The final stage of any merger, acquisition or other business combination will require the Company to retain the services of its counsel and a qualified accounting firm in order to properly effect the merger, acquisition or other business combination. The Company must furnish certain information about significant acquisitions, which may require audited financial statements for an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition. No assurance can be made that any private company targeted by management as a merger or acquisition candidate will have or be able to reasonably obtain the information and/or audited financial statements required to be made publicly available. Consequently, if any targeted acquisition prospect did not have and was unable to reasonably obtain the requisite information





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
and/or audited financial statements, such acquisition, although otherwise extremely desirable, might not be undertaken by the Company because of the applicability of the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company may be expected to incur significant legal fees and accounting costs and expenses during the final stages of a merger, acquisition or other business combination, which would not be recoverable if a decision was later made not to participate in a specific business opportunity.

         Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. No Operating History or Revenues and Minimal Assets. The Company, having been organized on September 21, 1992, as the successor to a corporation organized under the name of "Tamaron Oil & Gas, Inc.," which operated, primarily, as an independent oil and gas corporation from the date of its inception on October 6, 1982, until the corporation's dissolution by the Colorado Secretary of State in 1990, has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources and there can be no assurance that it will achieve profitable operations in the future from a merger with, or acquisition of, another business entity. Unless and until the consummation of a merger or acquisition transaction or other business combination, the Company is expected to sustain operating expenses without corresponding revenues. Thus, the Company will continue to incur a net operating loss which will continue to increase until it acquires or merges with another company with profits, of which there is no assurance. As a result of the Company's operations and until the Company succeeds, if ever, in consummating a merger or acquisition transaction or other business combination, shareholders' equity in the Company, which is minimal or negative at present, can be expected to become increasingly negative in accordance with the continued increase in the Company's net operating loss. (See FINANCIAL STATEMENTS.)

         2. Speculative Nature of the Company's Business. The Company's business is the identification and evaluation of merger or acquisition candidates and the structuring and consummation of a merger, acquisition or other business combination with a suitable candidate. In the event that the Company is successful in completing a merger, acquisition or other business combination, of which there is no assurance, its future success will be dependent to a great extent on the financial condition and management of the company with which the Company merges or which it acquires, and numerous other factors beyond its control. While management intends to seek a merger with or acquisition of a privately-held entity having an established operating history, there can be no assurance that the Company will be successful in locating acquisition or merger prospects meeting such criterion. It is not known if any acquisition or merger prospect can, in fact, be acquired or, if acquired, be profitable. Because of the limited funding available to pursue a business combination, any entity successfully acquired by or merged with the Company is likely to be small, undercapitalized and have a history of losses or only marginal profitability.

         3. Scarcity of and Competition for Business Opportunities and Combinations. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers with, and acquisitions of, small privately-held entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of private companies which may be desirable target candidates for the Company, and have recently increased their merger and acquisition activities. Nearly all such entities are substantially larger and have more substantial histories, backgrounds, experience and records of successful operations; greater financial resources, technical expertise, managerial capabilities and other resources; more employees; and more extensive facilities than the Company now has or will have in the foreseeable future. Accordingly, such companies are in a better position to finance the effort to locate and evaluate candidates and structure a merger or acquisition transaction and to offer cash, which the Company is presently incapable of offering, in any merger or acquisition transaction or other





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
business combination. Consequently, the Company will be at a competitive disadvantage in identifying suitable merger or acquisition candidates and successfully completing a merger, acquisition or other business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous small publicly-held companies which have completed public offerings for the purpose of engaging in mergers or acquisitions with private entities. The Company will assuredly encounter intense competition in seeking to consummate a business combination with a private company.

         4. Absence of an Agreement for Business Combination or Other Transaction. The Company has no arrangement, agreement or understanding with respect to the acquisition of, or merger with, any existing business entity. The Company is no longer pursuing a potential business combination with Zipper Bicycle, San Diego, California, a private U.S. corporation engaged in the development, manufacture and marketing of a two-horsepower engine capable of propelling a bicycle, with which it had conducted preliminary negotiations. There can be no assurance that the Company will be successful in identifying and evaluating other suitable merger or acquisition candidates or in concluding a merger or acquisition transaction or other business combination with any such candidate. There is no assurance that the Company will be able to negotiate a merger, acquisition or other business combination on terms favorable to the Company. Further, the Company's shareholders will have no opportunity to evaluate or have a voice in the determination of the business with which the Company may merge or which it may acquire. Accordingly, the Company's day-to-day business decisions will be made by management which has not formulated any specific plans with respect to the nature of merger or acquisition prospects or the structure of a merger or acquisition or other business combination.

         5. No Standards or Criteria for Any Business Combination. Management has not established a specific length of operating history or a specific level of earnings, assets or net worth for a target company below which it would not consider a merger with, or acquisition of, such company. Accordingly, management may cause the Company to acquire or merge with a private firm having no significant operating history, losses, limited or no potential for earnings, limited assets and/or negative net worth. Inasmuch as the Company has failed to establish minimum quantitative standards concerning earnings, net worth, assets or other objective criteria, Company shareholders will be subject to a higher degree of risk in any merger or acquisition undertaken by the Company. Although the Company intends to acquire or merge with the best possible target company which management is able to identify, there can be no assurance that any target company ultimately selected will have a specified level of assets, earnings or net worth, a specific length of operating history or any potential for earnings.

         6. Conflicts of Interest. Because of existing and/or potential future associations of the Company's executive officers and directors in various capacities with other firms involved in a range of business activities and because of the limited or minimal amount of time and effort which is expected to be devoted to the Company by such persons, there are existing and potential continuing conflicts of interest in their acting as executive officers and/or directors of the Company. The Company's executive officers and/or directors will not be able to devote a significant amount of time or effort to the business and affairs of the Company because of their simultaneous participation in, employment by and/or commitments to other firms involved in a range of business activities. In addition, all of the Company's executive officers and/or directors are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses which are engaged, or may in the future engage, in various transactions, or compete directly, with the Company. Conflicts of interest and transactions which are not at arm's-length may arise in the future because the Company's executive officers and/or directors are involved in the management of any company which transacts business, or competes directly, with the Company. There are existing and potential conflicts of interest, including time, effort and corporate opportunity, involved in the





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participation by the Company's executive officers and directors in other business entities and transactions.

         7. Reporting Requirements May Delay or Preclude Acquisition. As a company subject to Section 13 of the Securities Act of 1934, as amended (the "Exchange Act"), the Company must furnish certain information about significant acquisitions, which may require audited financial statements for an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, if any targeted acquisition prospect did not have and was unable to reasonably obtain the requisite information and/or audited financial statements, such acquisition, although otherwise extremely desirable, might not be undertaken by the Company because of the applicability of the reporting requirements of the Exchange Act. Further, it is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments, which will necessitate substantial management time and attention and substantial costs for accountants, attorneys and/or others, may delay the consummation of any proposed merger, acquisition or other business combination with an attractive candidate. If a decision was made not to participate in a specific business opportunity, the costs theretofore
incurred in the related investigation would not be recoverable.   Furthermore,
even if an agreement was reached for the Company's participation in a specific business opportunity, the failure to consummate that transaction could result in the loss to the Company of the related costs incurred.

         8. Change in Control; Reduction in Percentage Ownership of Existing Shareholders Following Business Combination. Management contemplates that an acquisition, merger or other business combination will be completed on terms requiring the issuance of previously authorized and unissued shares of the Company's Common Stock to shareholders of the target company. In this connection, the number of authorized shares of Common Stock of the Company was increased from 20,000,000, to 100,000,000, shares on August 14, 1995. The issuance of shares of the Company's Common Stock in those circumstances will result in substantial dilution to the present shareholders of their percentage ownership interests in the Company, and may result in the further dilution of the per share book value of the Company's Common Stock. Assuming, among other things, the target company's assets, earnings, net worth and other relevant data to be sufficiently attractive, it is likely that the Company will be required to issue shares to target company shareholders such that these persons will obtain a controlling interest in the Company.

         9. Probable Change in Management. The successful completion of a merger, acquisition or other business combination with a private company will in all likelihood result in the resignation or removal of the Company's executive officers and directors then serving in those positions, i.e., currently, Messrs. Donald P. Dizon, Milton R. Polland and Francis S.K. Liu. The resulting change in control of the Company will in all likelihood result in a corresponding reduction in the participation by prior management in the future affairs of the Company. The probability of the operation of the Company by the target company's officers and directors after the consummation of a business combination is expected to be the result of several factors, including, among others, the minimal time commitment to the Company by its management, the anticipated limited business experience of the Company's executive officers and directors in the target company's business and the possible geographic diversity between the location of the target company's offices and Company management.

         10. Time Availability of Management; Loss of Services of Management May Affect Development of the Company's Business and Its Likelihood of Continuing Operations. None of the Company's three executive officers and directors will expend significant time or effort on the Company's business and affairs. The evaluation and structuring of mergers, acquisitions and other business combinations involve complicated business decisions requiring qualitative and subjective evaluations by management and/or others. Present management has no plans to utilize the services of consultants or outside advisors to assist it in identifying or evaluating candidates for





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
a business combination or in structuring the transaction. Further, none of the Company's executive officers and directors has entered into written employment agreements with the Company and none is expected to do so in the foreseeable future. The Company anticipates that it will lose the services of Messrs. Donald P. Dizon, Milton R. Polland and Francis S.K. Liu in the event of the consummation of a merger, acquisition or other business combination with a private company in accordance with its business plan. Notwithstanding the combined limited time commitment of management, the loss of the services of any of these individuals could have a significant adverse effect on the development of the Company's business.

         11. Tax Treatment to Be Applied to Any Potential Business Combination. In the course of any merger, acquisition or other business combination the Company may undertake, a substantial amount of attention will be focused upon federal and state tax consequences to both the Company and the candidate company. Under the provisions of federal and various state tax laws, a qualified reorganization between business entities will afford the participants significant tax deferrals. While the Company expects to undertake any merger or acquisition so as to minimize federal and state tax consequences to both parties, there is no guarantee that such business combination will meet the statutory requirements of a reorganization or that the parties will obtain the intended tax deferral upon a transfer of securities or assets. A non-qualifying reorganization could result in the imposition of both federal and state tax liability, which may have a substantial adverse effect on the Company. There is no assurance that federal or state tax laws may not be amended in the foreseeable future to preclude the Company from availing itself of the deferral presently afforded business entities engaged in mergers and acquisitions.

         12. Requirement of Audited Financial Statements May Disqualify Business Opportunities. The final stage of any merger, acquisition or other business combination will require the Company to retain the services of a qualified accounting firm in order to properly effect the merger, acquisition or other business combination. Among other things, the Company, because of the applicability of Section 13 of the Exchange Act, will be required to furnish certain information about significant acquisitions, which may require audited financial statements for the business acquired with respect to one or more fiscal years, depending upon the relative size of the acquisition. No assurance can be made that any private company targeted by management as a merger or acquisition candidate will have or be able to reasonably obtain the requisite audited financial statements. Regardless of the desirability of any target company, the Company will in all likelihood be prevented from consummating a business combination with a company which does not have or proves incapable of reasonably obtaining the requisite audited financial statements. Further, the Company may incur substantial management time and attention and substantial costs for accountants prior to abandoning a proposed business combination because of the target company's inability to obtain audited financial statements, resulting in the loss to the Company of the related costs incurred.

         (B)     BUSINESS OF ISSUER.

         Since its inception, except for a limited search for business opportunities conducted on behalf of the Company by its former President and director, Mr. Irwin Krushansky, the Company has conducted no business operations. Further, the Company has had no employees since its organization.

         The 4,363,380 newly issued, restricted shares of Common Stock of the Company received by Irwin Management Corp. in the reorganization effective September 21, 1992, were distributed by IMC to the general partners in the Tamaron Oil & Gas Partnership, the former shareholders of Tamaron (including IMC and Mr. Krushansky), pro rata on the basis of one share of Common Stock of the Company for each share of common stock of Tamaron issued and outstanding prior to Tamaron's dissolution in 1990. In making the distribution and then filing this Registration Statement on Form 10-SB in order to cause the shares of the Company's Common Stock to





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
become tradable publicly, IMC sought to make the former Tamaron shareholders whole because their shares of Tamaron, a public company prior to its involuntary dissolution by the Colorado Secretary of State in 1990 for failure to file its bi-annual corporate report and pay the related fee, had become worthless. This result was particularly unfair in each case where a former Tamaron shareholder purchased the shares in Tamaron's 1984 intrastate offering or in the over-the-counter market where Tamaron's common stock traded from July 1984 through August 1988.

         Accordingly, the 4,363,380 shares of the Company's Common Stock presently issued and outstanding were distributed by IMC to itself and the other former Tamaron shareholders (including Mr. Krushansky), in exchange for their general partnership interests in the Partnership and their certificates representing shares of Tamaron formerly issued and outstanding, without registering or qualifying the shares under the "blue sky" or securities laws of the various states in which the Company shareholders reside. The Company relied upon exemptions from registration under federal and state securities laws in connection with the distribution. The Company has reason to believe that, with respect to the distribution of shares of Common Stock to certain shareholders, an exemption from state law may not have been available. This belief is based upon the fact that, with respect to the availability of state law exemptions for the distribution of shares of Common Stock to shareholders residing in certain states, the appropriate notices, applications and/or other documents were not filed with, and/or the applicable fees were not paid to, the appropriate state regulatory authorities and certain states restrict or prohibit the initial offer and sale of securities of "blank check" companies to residents of their states. If it is later determined that a state law exemption was unavailable with respect to the distribution of shares of Common Stock to any shareholder, the Company may be required to rescind the distribution or take such other steps as may be necessary to comply with applicable state securities laws. The Company has no present plans to make a rescission offer of their shares of Common Stock to its present shareholders because the Company, having received no cash for the shares distributed, believes that it has no liability for the return to shareholders of any invested funds. To the knowledge of management, no shareholder has threatened litigation in connection with his receipt of unregistered shares of Common Stock of the Company. The Company intends to ensure, through the use of, among other measures, a legend(s) on the certificates representing shares of the Company's Common Stock and "stop transfer" orders issued to the Company's transfer agent, that secondary trading in the Common Stock does not occur in any state where the shares are not registered or qualified or an exemption for secondary trading is unavailable.

         Secondary trading in the Common Stock will not be possible in each state until the shares are qualified for sale under the applicable securities laws of that state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in that state. The Company intends to employ equitable arguments with each state securities authority in seeking authorization for secondary trading in the Company's Common Stock on the grounds that the Company is the successor to Tamaron and that secondary trading in Tamaron's common stock would have been permissible if the corporation had not been dissolved by the Colorado Secretary of State. Nevertheless, there can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. The Company understands that a number of states restrict or prohibit the initial offer and sale, as well as any subsequent resale, of securities of "blank check" companies to residents of their states. If the Company failed to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

         As of the date hereof, the Company has not sought to register or qualify the Common Stock for secondary trading, or avail itself of an exemption for secondary trading in the Common

Stock, in any state. The Company intends to register or qualify, or seek an exemption for secondary trading in, the Common Stock in each of the thirty states where the shareholders of the Company currently reside, as follows:
Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Missouri, New Jersey, New York, North Carolina, Oklahoma, Ohio, Oregon, Pennsylvania, South Dakota, Tennessee, Texas, Utah, Virginia, West Virginia, Wisconsin and Wyoming. The Company has not at this time determined whether it will seek to register, qualify or obtain an exemption for the Common Stock in any state in addition to the foregoing. Consequently, the Common Stock is not presently registered or qualified in any state, and the Company has not verified the existence of or obtained an exemption for subsequent trading in the Common Stock in any state. As a result of this, it is not expected that a public market for the Common Stock will develop or that the shareholders of the Company will be able to resell their shares in any state in the near future.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operations


         Since its inception, the Company has conducted no business activities except for a limited search for business opportunities. Since its organization, the Company has had no item of revenue and general and administration expenses totalling $4,344. The Company was formed as a successor to Tamaron Oil & Gas, Inc., a company which operated under the same name under which the Company was organized and which became publicly-traded in 1984, but lost its corporate status in 1990. The Company is now known as "Pacific Development Corporation."


         Because of the Company's extremely limited financial resources since its inception, Mr. Irwin Krushansky, the Company's former President and director and the beneficial owner of 20.6% of the Company's issued and outstanding Common Stock, and Mr. S.K. Liu, the Secretary, Treasurer and a director of the Company, have utilized their own resources to pursue business opportunities and acquisitions on behalf of the Company.

Financial Condition, Capital Resources and Liquidity

         As of the date hereof, the Company has insignificant assets and no liabilities. The Company believes that it will be considered a strategic merger candidate upon achieving the status of a public shell company, which is not assured. Since the Company's inception, it has received $4,363 in cash contributed as consideration for the issuance of shares of Common Stock. Following inception, the Company exchanged 4,363,380 newly-issued, restricted shares of Common Stock for the certificates representing all of the formerly issued and outstanding shares of common stock of a predecessor corporation. The predecessor company lost its corporate status and no value was assigned to its common stock in the exchange.

         The Company abandoned the pursuit of a potential business combination with Zipper Bicycle, San Diego, California, a private U.S. corporation engaged in the development, manufacture and marketing of a two-horsepower engine capable of propelling a bicycle, with which it had engaged in preliminary negotiations. The Company has no potential capital resources.


ITEM 3.  DESCRIPTION OF PROPERTY.


         The Company's executive offices are located at the offices of its President and Chairman of the Board of Directors/Vice President, Messrs. Donald
P. Dizon and Milton R. Polland, 9903 Santa Monica Boulevard, Suite #564, Beverly Hills, California 90212, and its telephone number is (310) 470-2431. The Company owns no real or personal property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


         The following table sets forth information as of February 12, 1997, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.



                                                AMOUNT
     NAME AND ADDRESS OF                     BENEFICIALLY               PERCENT OF
       BENEFICIAL OWNER                         OWNED                      CLASS
-----------------------------------          -----------                ----------
Irwin Krushansky                                900,000 (1)                20.6%
7706  East  Napa  Place
Denver, Colorado  80237

Small Business Venture Corp.                    800,000                    18.3%
c/o Mr. Don Thompson
P.O. Box 344A
Rural Route #3
Independence, Kansas  67301

Michael L. Ehrlich                              232,000                     5.3%
7541 South Uinta Place
Englewood, Colorado  80112

Donald P. Dizon                                     -0-                     0.0%
9903 Santa Monica Boulevard, Suite #564
Beverly Hills, California  90212

Milton R. Polland                                   -0-                     0.0%
9903 Santa Monica Boulevard, Suite #564
Beverly Hills, California  90212

Francis S.K. Liu                                    -0-                     0.0%
1991 Southwest Marine Drive
Vancouver, British Columbia
V6P-6B3

All Executive Officers and Directors as             -0-                     0.0%
a Group (three persons)


------------------
(1) Includes 700,000 shares of Common Stock owned of record by Irwin Management Corp., a Colorado corporation owned 100% by Irwin Krushansky.

Changes in Control

         If the Company is successful in consummating a business combination with a merger or acquisition candidate, it is anticipated that approximately 90-95% of the shares of Common Stock of the Company issued and outstanding immediately after the consummation of the business combination will be owned of record and beneficially by the shareholders of such candidate. In the event of the consummation of a business combination with a candidate for a business combination, it is expected that all of the executive officers and directors of the Company will resign and the new management of the Company will control its affairs and policies. Neither the Company's Articles of Incorporation nor its By-Laws provide for cumulative voting. Since the election of directors and all other questions requiring shareholder approval will be decided by majority vote (except as otherwise provided by the Articles of Incorporation and By-Laws of the Company and the laws of the State of Colorado), the Company's existing shareholders will not have the ability to elect any directors or approve or reject matters submitted to shareholders and will lose effective control of the Company after the consummation of a business combination.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS AND DIRECTORS

         Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.


NAME                             AGE                 POSITION(S) WITH COMPANY
----------------                 ---     ---------------------------------------------------
Donald P. Dizon                  33      President and Director

Milton R. Polland                85      Chairman of the Board of Directors,  Vice  President  and
                                         Director

Francis S.K. Liu                 60      Secretary, Treasurer and Director


-------------------
         *The above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Securities Act of 1933, as amended.

         All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. None of the executive officers and directors of the Company are expected to devote significant time or effort to identifying and evaluating business opportunities for the Company. Management anticipates, but cannot assure, that an acceptable candidate for a merger or acquisition with the Company can be identified within not more than one year from the date hereof.

FAMILY RELATIONSHIPS

         Mr. Donald P. Dizon is the grandson of Mr. Milton R. Polland. Except for the aforementioned relationship, there are no family relationships between or among the executive officers and directors of the Company.

BUSINESS EXPERIENCE

         Donald P. Dizon serves as the President of Pacific Intermediaries, Inc., a California corporation with offices in Beverly Hills, California, which is engaged in insurance consulting, reinsurance placement and underwriting management. He has been a self-employed insurance broker, specializing in construction and garage-related business, operating under the name of D.P. Insurance Services in Beverly Hills, California, since 1990. He served, from 1987 through 1994, as the Corporate Secretary for Central Pacific Assurance, Ltd. (Reinsurance), with responsibilities for marketing and development of reinsurance, management of the company's investment portfolio and contracts with property and casualty companies for excess and quota share business. Mr. Dizon was employed as the office manager for International Travel Corp. from 1982 through 1987. He attended the University of Southern California, Los Angeles, California, from September 1981 through May 1982 and from September through December 1983. Mr. Dizon attended the University of Colorado at Boulder from September 1982 through May 1983.


         Milton R. Polland has served as the "Roving" Ambassador from the Republic of the Marshall Islands since September 30, 1992, and as the Ambassador to the Republic of Mexico from the Republic of the Marshall Islands since 1993. Mr. Polland has owned The Polland Company, Ltd., an actuarial and management consulting firm, since 1952. Since his appointment in 1988, Mr. Polland has served as the Special Envoy and, since 1979, as the Economic Advisor to the Republic of the Marshall Islands and to President Amata Kabua of the Marshall Islands until his death on December 20, 1996 and since then to the new President Imata Kabrio. He also serves as a director of the Airline of the Marshall Islands ("A.M.I."). Mr. Polland has served as the Chairman of the Board of Directors of Pacific Assurance Limited Reinsurance Intermediaries of Nevada since 1989 and as the President and a director of Central Pacific Assurance Ltd. of Nevada, a consulting firm, since 1986. From 1982 through April 1995, he served as the Chairman of the the Board of Directors of Pacific Intermediaries, Incorporated of Nevada, a reinsurance placement company, and as the Chairman of the Board of Directors and President of Pacific Casualty Insurance Company of the Republic of the Marshall Islands, a reinsurance company located in the Marshall Islands. He is listed in "Who's Who in American Politics." Mr. Polland attended Marquette University, Milwaukee, Wisconsin, from 1931 to 1933, and received his L.L.B. degree in law from Milwaukee Law School, Milwaukee, Wisconsin, in 1936.



         Francis S.K. Liu has been involved, primarily, in the restaurant business and property development in Vancouver, British Columbia, Canada, since 1981. Since August 1989, he has served as the Deputy President and a partner of Fortune House Investments Ltd., Vancouver, British Columbia, Canada, which owns and operates five Chinese restaurants located in British Columbia, Canada, including the Grand Fortune Restaurant, the Fortune House Restaurant, the Grand Honour Restaurant and the Grand Royal Restaurant, Vancouver, and the Fortune House Seafood Restaurant, Burnaby. Mr. Liu has owned and served as the President of F.T.R. Restaurant Corporation since October 1986. Since May 1991, he has owned and served as the President of Grand Fortune Restaurant Ltd., Vancouver, British Columbia, Canada. Mr. Liu, since October 1993, has been the President and a partner of Grand Honour Restaurant Ltd., Vancouver, British Columbia, Canada. He also serves as the President of Grand Royal Restaurant Ltd. and as the Vice President of Fortune House Restaurant Ltd., Vancouver, British Columbia, Canada, and as the Vice President of Fortune House Seafood Restaurant, Ltd., Burnaby, British Columbia, Canada. He has served, since March 1995, as a director of Grand Royal Investments (Oakridge) Inc., Vancouver, British, Columbia.


CONSULTANTS

         Mr. Irwin Krushansky, former President and director of the Company and the beneficial owner of 20.6% of the Company's issued and outstanding Common Stock, has national contacts in the business community; has in the past practiced accounting with several certified public accounting firms; and, since 1969, has owned and operated a consulting firm to private and public companies specializing in finance, marketing and sales, administration, short-term and long-term business strategies, structuring business transactions and diversification. Mr. Krushansky has used networking with his contacts in the business community to identify potential candidates for a merger with or acquisition by the Company. Accordingly, present management has no plans to retain, utilize or compensate any independent consultants or outside advisers, except for its legal counsel and independent accountant, to perform services for the Company in connection with the consummation of the proposed business combination with a private company or otherwise. Messrs. Donald P. Dizon, Milton R. Polland and Francis S.K. Liu are expected to resign as executive officers and directors of the Company in the event of the consummation of a business combination between the Company and a private company. There can be no assurance that new management of the Company would not effect a change in the Company's policy with regard to the utilization of the services of consultants and outside advisers to accomplish its business objectives.

NO PREVIOUS BLANK CHECK OFFERINGS

         There are no previous "blank check" offerings in which the Company's executive officers and directors, all of whom may be deemed to be promoters of the Company, have been involved.


ITEM 6.  EXECUTIVE COMPENSATION.

         No compensation, including but not limited to consulting and finders fees and salaries, will be paid and no profit transactions, such as sales, in whole or in part, of Company insiders' stock positions to the private company, the Company and/or the principals thereof, will occur in connection with the Company's proposed acquisition of a private company by means of a stock exchange transaction or other means. Further, no other methods of payment or compensation will be employed in connection with the business combination by which the insiders or current shareholders of the Company will receive funds, stock, other assets or anything of value, whether tangible or intangible.

EXECUTIVE COMPENSATION


         Except as provided herein, no cash or non-cash compensation was awarded to, earned by or paid to any executive officer or director of the Company for all services rendered in all capacities to the Company during the fiscal years ended December 31, 1994, 1995 and 1996.


         The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future.

COMPENSATION OF DIRECTORS

         Directors do not receive compensation pursuant to any standard arrangement for their services as directors.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Irwin Management Corp., a financial consulting firm solely-owned by Mr. Irwin Krushansky, the Company's and Tamaron's former President and director and the beneficial owner of 20.6% of the Company's issued and outstanding Common Stock, and a general partner in the Tamaron Oil & Gas Partnership, received a total of 4,363,380 shares of Common Stock in the reorganization effective September 21, 1992, pursuant to which the Company exchanged a total of 4,363,380 newly-issued, restricted shares of its Common Stock for all of the interests in the Partnership, which existed during the period commencing with the dissolution of Tamaron and terminating with the organization of the Company, together with the certificates representing all 4,363,380 shares of common stock of Tamaron issued and outstanding prior to Tamaron's dissolution in 1990. IMC distributed the shares of Common Stock of the Company received in the exchange to itself and the other general partners in the Partnership, the former shareholders of Tamaron (including Mr. Krushansky), pro rata on a one-for-one basis. As a result of the distribution, IMC and Mr. Krushansky received 700,000 and 200,000 shares of Common Stock, respectively.

         On May 11, 1995, IMC contributed $4,363 to the Company as consideration for the issuance by the Company to IMC effective September 21, 1992, of 4,363,380 shares of the Company's Common Stock in the reorganization described hereinabove.


ITEM 8.  DESCRIPTION OF SECURITIES.

Description of Capital Stock


         The Company's authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value per share (the "Common Stock"), and 50,000,000 shares of preferred stock, $.50 par value per share (the "Preferred Stock").


Description of Common Stock

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividends

         Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Transfer Agent

         The Transfer Agent for the Company's Common Stock is United Stock Transfer, Inc., 13275 East Fremont Place, Suite #302, Englewood, Colorado 80112-3910.

Description of Preferred Stock

         Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no outstanding Preferred Stock, and the Board of Directors does not plan to issue any for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.



                                    PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         (A)     MARKET INFORMATION.

         There has been no established public trading market for the Common Stock since the Company's inception on September 21, 1992.

         (B)     HOLDERS.


         As of February 12, 1997, the Company had 329 shareholders of record of its 4,363,380 issued and outstanding shares of Common Stock, $.001 par value.


         (C)     DIVIDENDS.

           The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS.

         The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         In January 1996, the Company engaged Roger Chung-Ho Wu ("Roger Wu"), Certified Public Accountant, 15536 East Gale Avenue, Hacienda Heights, California 91745, as its independent accountant to replace Bailey Saetveit & Co., P.C. ("Bailey Saetveit"), 12835 East Arapahoe Road, Suite #600, Englewood, Colorado 80112; which firm resigned as the Company's independent accountant. Bailey Saetveit's report on the Company's financial statements as of, and for the years ended, December 31, 1993, and 1994, and as of May 12, 1995, and for the periods from January 1 to May 12, 1995, and from inception (September 21, 1992) to May 12, 1995, contained no adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. The Board of Directors of the Company approved the retention of Roger Wu, C.P.A., after the resignation of Bailey Saetveit. There were no disagreements with Bailey Saetveit on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure or any other matter which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Effective September 21, 1992, the Company, in a reorganization, issued a total of 4,363,380 restricted shares of its Common Stock to Irwin Management Corp., a financial consulting firm owned 100% by Mr. Irwin Krushansky, the Company's and Tamaron's former President and director and the beneficial owner of 20.6% of the Company's issued and outstanding Common Stock, for immediate distribution to the general partners in the Tamaron Oil & Gas Partnership (including IMC and Mr. Krushansky), a general partnership which existed during the period commencing with the dissolution of Tamaron and terminating with the organization of the Company. The general partners in the Partnership were the former shareholders of Tamaron prior to its dissolution in 1990. The 4,363,380 newly-issued, restricted shares of Common Stock of the Company were exchanged in the reorganization for the general partners' interests in the Partnership and their certificates representing all 4,363,380 shares of common stock of Tamaron issued and outstanding prior to the corporation's dissolution. The distribution of the shares of Common Stock by IMC to itself and the other former Tamaron shareholders was made pro rata on the basis of one share of Common Stock of the Company for each share of common stock of Tamaron owned of record by them prior to Tamaron's dissolution. The Company's issuance to and exchange with IMC of 4,363,380 shares of the Company's Common Stock in the reorganization for the distribution by IMC to itself and the other former Tamaron shareholders was made by the Company in reliance upon the exemption from registration contained in Section 4(2) promulgated under the Securities Act of 1933, as amended, for sales and other transfers of securities by an issuer deemed not to involve a public offering.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article VII of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

         (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

         (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under Sections (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Sections (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum, consisting of directors who were not parties to such action, suit or proceeding, or, (ii) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

         (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

         (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

         (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the By-Laws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of heirs and personal representatives of such a person.

                                    PART F/S

         The Financial Statements of Pacific Development Corporation required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Form 10-SB/A Amendment to the Registration Statement on Form 10-SB and are incorporated herein by this reference.





                                    PART III


ITEM 1.  INDEX TO EXHIBITS.


 ITEM
NUMBER           DESCRIPTION
------   -------------------------------------------------
2.1*     Articles of Incorporation of Tamaron Oil & Gas, Inc., filed  October 6, 1982.

2.2*     Articles of Amendment to the Articles of  Incorporation  of  Tamaron Oil & Gas, Inc., filed September 22, 1983.

2.3*     Articles of Amendment to the Articles of  Incorporation  of  Tamaron Oil & Gas, Inc., filed October 16, 1985.

2.4*     By-Laws of Tamaron Oil & Gas, Inc.

2.5*     Articles of Incorporation of Tamaron Oil & Gas, Inc., filed September 21, 1992.

2.6*     Articles of Amendment to the Articles of Incorporation of Tamaron Oil & Gas, Inc., filed April 13, 1995.

2.7*     By-Laws of Tamaron Oil & Gas, Inc.

2.8*     Articles of Amendment to the Articles of Incorporation of Tamaron Oil & Gas, Inc., filed August 14, 1995.

7.1*     Agreement, dated as of September 21, 1992, between  Tamaron  Oil & Gas, Inc., a Colorado  corporation organized on September  21, 1992, and Irwin Management Corp.

16*      Letter and consent of Bailey Saetveit & Co., P.C.

27       Financial Data Schedule


------------------
*        Previously filed.


ITEM 2.  DESCRIPTION OF EXHIBITS.

         The documents required to be filed as Exhibit Numbers 2 and 7 in Part III of Form 1-A filed as part of this Form 10-SB/A Amendment to the Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5 or 6 in
Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Form 10-SB/A Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 PACIFIC DEVELOPMENT CORPORATION
                                                 (Registrant)





Date:    February 12, 1997                       By: /s/ DONALD P. DIZON

                                                     --------------------------
                                                     Donald P. Dizon, President

                        PACIFIC DEVELOPMENT CORPORATION
                       (FORMERLY TAMARON OIL & GAS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS

                    YEARS ENDED DECEMBER 1993, 1994 AND 1995
                       AND SIX MONTHS ENDED JUNE 30, 1996

                         INDEX TO FINANCIAL STATEMENTS

                                                                         PAGE
                                                                         ----
Independent Auditor's Report                                             F-2



Report of Independent Accountants                                        F-3


Financial Statements:


         Balance Sheets                                                  F-4



         Statement of Operations                                         F-5



         Statements of Stockholders' Equity                              F-6



         Statements of Cash Flows                                        F-7



Notes to Financial Statements                                            F-8

                          INDEPENDENT AUDITOR'S REPORT



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
PACIFIC DEVELOPMENT CORPORATION


I have audited the accompanying balance sheet of Pacific Development Corporation (formerly Tamaron Oil & Gas, Inc.) (a development stage enterprise), as of December 31, 1995, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibilities of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Development Corporation (a development stage enterprise), as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The financial statements of Pacific Development Corporation (a development stage enterprise), as of December 31, 1994 and 1993 were audited by other accountants who expressed an unqualified opinion on them in their report dated May 25, 1995. I have not audited or reviewed the 1994 and 1993 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


                                                    Roger Chung-Ho Wu
                                                    Certified Public Accountant

Hacienda Heights, California
February 23, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS








TO THE STOCKHOLDERS
TAMARON OIL & GAS, INC.


We have audited the accompanying balance sheets of Tamaron Oil & Gas, Inc. (a development stage enterprise) as of December 31, 1993 and 1994 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standard. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamaron Oil & Gas, Inc. (a development stage enterprise), as of December 31, 1993 and 1994 and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.





Barley Saetveit & Co., P.C.
Englewood, Colorado
May 25, 1995

                        PACIFIC DEVELOPMENT CORPORATION
                       (FORMERLY TAMARON OIL & GAS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEETS

                                           JUNE 30,            DECEMBER 31,
                                           --------    --------------------------------
                                             1996        1995        1994        1993
                                           --------    --------    --------    --------
                                          (UNAUDITED)
CURRENT ASSETS:
   Cash and cash equivalents               $     19    $     19    $   --      $   --
                                           --------    --------    --------    --------

           Total Assets, all current $           19    $     19    $   --      $   --
                                           ========    ========    ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:                               $   --      $   --      $   --      $   --
                                           --------    --------    --------    --------

COMMITMENTS AND CONTINGENCIES:

STOCKHOLDERS' EQUITY:
   Preferred stock - par value $.50;
      50,000,000 shares authorized;
      no shares issued and
         outstanding                           --          --          --          --
   Common stock - par value $.001;
      100,000,000 shares authorized;
      4,363,380 shares issued and
      outstanding                             4,363       4,363       4,363       4,363

   Common stock subscribed                     --          --        (4,363)     (4,363)

   Deficit accumulated during
      the development stage                  (4,344)     (4,344)       --          --
                                           --------    --------    --------    --------

              Total Stockholders' equity         19          19        --          --
                                           --------    --------    --------    --------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                    $     19    $     19    $   --      $   --
                                           ========    ========    ========    ========






                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                        PACIFIC DEVELOPMENT CORPORATION
                       (FORMERLY TAMARON OIL & GAS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS


                                                                             CUMULATIVE
                                                                           FROM INCEPTION
                         FOR THE SIX                                         SEPTEMBER 21,
                         MONTHS ENDED          FOR THE YEARS ENDED             1992
                           JUNE 30,                DECEMBER 31,              TO JUNE 30,
                          ----------   ------------------------------------   ----------
                            1996         1995         1994         1993         1996
                          ----------   ----------   ----------   ----------   ----------
                          (UNAUDITED)                                        (UNAUDITED)
REVENUE                   $     --     $     --     $     --     $     --     $     --

GENERAL AND
ADMINISTRATIVE EXPENSES         --           --           --           --          4,344
                          ----------   ----------   ----------   ----------   ----------

NET INCOME (LOSS)         $     --     $   (4,344)  $     --     $     --     $   (4,344)
                          ==========   ==========   ==========   ==========   ==========

NET INCOME (LOSS)
   PER SHARE              $     --     $       (*)  $     --     $     --     $       (*)
                          ==========   ==========   ==========   ==========   ==========

WEIGHTED AVERAGE
   SHARES OUTSTANDING      4,363,380    4,363,380    4,363,380    4,363,380    4,363,380
                          ==========   ==========   ==========   ==========   ==========


*Less than $.01 per share







                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                        PACIFIC DEVELOPMENT CORPORATION
                       (FORMERLY TAMARON OIL & GAS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                              DEFICIT
                                      COMMON STOCK                           ACCUMULATED
                               ---------------------------                     DURING
                                 NUMBER                      COMMON STOCK    DEVELOPMENT
                                OF SHARES       AMOUNT        SUBSCRIBED       STAGE            TOTAL
                               ------------   ------------   ------------    ------------    ------------
Shares issued for Exchange
   on September 21, 1992          4,363,380   $      4,363   $     (4,363)   $       --      $       --

Net income                             --             --             --              --              --
                               ------------   ------------   ------------    ------------    ------------

Balance, December 31, 1992        4,363,380          4,363         (4,363)           --              --

Net income                             --             --             --              --              --
                               ------------   ------------   ------------    ------------    ------------

Balance, December 31, 1993        4,363,380          4,363         (4,363)           --              --

Net income                             --             --             --              --              --
                               ------------   ------------   ------------    ------------    ------------

Balance, December 31, 1994        4,363,380          4,363         (4,363)           --              --

Proceeds from Common
   Stock Subscribed                    --             --            4,363            --             4,363

Net income (loss)                      --             --             --            (4,344)         (4,344)
                               ------------   ------------   ------------    ------------    ------------

Balance, December 31, 1995        4,363,380          4,363           --            (4,344)             19

Net income, six months ended
   June 30, 1996 (unaudited)           --             --             --              --              --
                               ------------   ------------   ------------    ------------    ------------

Balance, June 30, 1996
   (unaudited)                    4,363,380   $      4,363   $       --      $     (4,344)   $         19
                               ============   ============   ============    ============    ============









                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                        PACIFIC DEVELOPMENT CORPORATION
                       (FORMERLY TAMARON OIL & GAS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF CASH FLOWS

                                                                                CUMULATIVE
                                                                              FROM INCEPTION
                           FOR THE SIX                                          SEPTEMBER 21,
                           MONTHS ENDED          FOR THE YEARS ENDED             1992
                             JUNE 30,                DECEMBER 31,               TO JUNE 30,
                            ----------   ------------------------------------   ----------
                              1996         1995         1994         1993         1996
                            ----------   ----------    ----------   ----------   ----------
                            (UNAUDITED)                                          (UNAUDITED)
OPERATING ACTIVITIES:
   Net income (loss) from
      development stage
      operations            $     --     $   (4,344)   $     --     $     --     $   (4,344)

FINANCING ACTIVITIES:
   Proceeds from sale of
      common stock,
         $.001 per share          --          4,363          --           --          4,363
                            ----------   ----------    ----------   ----------   ----------


NET INCREASE IN CASH              --             19          --           --             19

CASH, beginning of period           19         --            --           --           --
                            ----------   ----------    ----------   ----------   ----------

CASH, end of period         $       19   $       19    $     --     $     --     $       19
                            ==========   ==========    ==========   ==========   ==========





                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                        PACIFIC DEVELOPMENT CORPORATION
                       (FORMERLY TAMARON OIL & GAS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in September 1992 under the laws of the State of Colorado, to be the successor to a corporation of the same name which was dissolved by the Secretary of State of Colorado in 1990.

The Company intends to register its common stock with the U.S. Securities and Exchange Commission by filing Form 10-SB under Section 12(g) of the Securities Exchange Act of 1934. The Company does not intend to sell additional shares or raise capital in connection with the registration, and accordingly, expenses incurred to complete the registration are charged to general and administrative expenses.

DEVELOPMENT STAGE ENTERPRISE
Pacific Development Corporation, formerly Tamaron Oil & Gas, Inc., was organized under the laws of the State of Colorado on September 21, 1992, to be the successor to a corporation also named "Tamaron Oil & Gas, Inc.," which was dissolved by the Colorado Secretary of State in 1990. The Company's objective is to identify and evaluate merger or acquisition candidates and structure and consummate a merger with or acquisition of a privately-held company. The Company has generally been inactive, having conducted no business operations except a limited search for business opportunities, since its inception. Since reorganization the Company has had no revenues, no profits, no employees and is in the development stage.

NAME CHANGE
On August 10, 1995, the Board of Directors approved changing the name of the Company from Tamaron Oil & Gas, Inc. to "Pacific Development Corporation."

UNAUDITED INTERIM FINANCIAL STATEMENTS
In the opinion of management, the unaudited interim financial statements for the six months period ended June 30, 1996, are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results of this period. The results of operations for the interim period ending June 30, 1996 are not necessarily indicative of the results to be expected for the year ended December 31, 1996.

CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, cash equivalents are defined as short-term, highly liquid investment purchased with original maturity of three months or less.

                        PACIFIC DEVELOPMENT CORPORATION
                       (FORMERLY TAMARON OIL & GAS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES
Effective September, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

For tax purposes, all start up expenses incurred through December 31, 1995 have been capitalized and will be amortized once operations commence.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common shares outstanding for the years ended December 31, 1995, 1994 and 1993 and the six months ended June 30, 1996.

NOTE 2 - CAPITAL STOCK

On September 21, 1992, the Company issued 4,363,380 newly-issued, restricted shares of common stock to the shareholders of the predecessor corporation for a consideration of $4,363 and the exchange for the certificates representing all of the formerly issued and outstanding shares of common stock of a predecessor corporation. The predecessor company ceased all business activity and lost its corporate status in 1990. It had no net assets, and no value was assigned to its common stock in the exchange.

The Company's authorized capital stock includes 50,000,000 shares of non-voting, non-cumulative convertible preferred stock at a par value of $.50 per share. No shares have been issued and outstanding since its organization.

                        PACIFIC DEVELOPMENT CORPORATION
                       (FORMERLY TAMARON OIL & GAS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS




NOTE 2 - CAPITAL STOCK (CONTINUED)

On August 10, 1995, the Company authorized an increase in the number of authorized shares of common stock to 100,000,000 shares.

The Company's management is continuously seeking new acquisitions and mergers, and/or purchase of other active companies through exchanging the Company's shares of common stock and/or cash consideration.

                                 EXHIBIT INDEX



 ITEM
NUMBER                      DESCRIPTION
------   -------------------------------------------------
2.1*     Articles of Incorporation of Tamaron Oil & Gas, Inc., filed  October 6, 1982.

2.2*     Articles of Amendment to the Articles of  Incorporation  of  Tamaron Oil & Gas, Inc., filed September 22, 1983.

2.3*     Articles of Amendment to the Articles of  Incorporation  of  Tamaron Oil & Gas, Inc., filed October 16, 1985.

2.4*     By-Laws of Tamaron Oil & Gas, Inc.

2.5*     Articles of Incorporation of Tamaron Oil & Gas, Inc., filed September 21, 1992.

2.6*     Articles of Amendment to the Articles of Incorporation  of Tamaron Oil & Gas, Inc., filed April 13, 1995.

2.7*     By-Laws of Tamaron Oil & Gas, Inc.

2.8*     Articles of Amendment to the Articles of Incorporation  of Tamaron Oil & Gas, Inc., filed August 14, 1995.

7.1*     Agreement, dated as of September 21, 1992, between  Tamaron  Oil & Gas, Inc., a Colorado  corporation organized  on  September  21, 1992, and Irwin Management Corp.

16*      Letter and consent of Bailey Saetveit & Co., P.C.

27       Financial Data Schedule


------------------
*        Previously filed.